LUDWIG ENTERPRISES, INC.

1749 Victorian Avenue, #C-350
Sparks, Nevada 89431

November 6, 2023

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Jessica Ansart

Re:	Ludwig Enterprises, Inc. Registration Statement on Form S-1 File No. 333-271439

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ludwig Enterprises, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission take such action as may be necessary and proper in order that the Registration Statement on Form S-1 (Registration No. 333-271439) (the “Registration Statement”), be declared effective at 4:00 p.m. (Washington, D.C. time), on November 8, 2023, or as soon thereafter as practicable.

Please call Eric Newlan at (940) 367-6154 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Marvin Hausman, M.D.

Marvin Hausman, M.D.

Chief Executive Officer